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                             February 6, 2024

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276843

       Dear Kai-Shing Tao:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our failure to meet the continued listing requirements..., page 24

   1. We note that the delisting of your common stock from Nasdaq constitutes an event of default pursuant to
Section 10(b) of the purchase agreement. Please expand your risk factor to include a
discussion of the impact of the potential delisting of your common stock on this offering.
       Exhibits

   2. Please file the first amendment to the purchase agreement dated January 9, 2024 and the letter agreements dated
July 12, 2023, August 10, 2023 and September 15, 2023 as
                                                        exhibits to your
registration statement. Refer to Item 601(b)(4) of Regulation S-K.
 Kai-Shing Tao
FirstName LastNameKai-Shing Tao
Remark Holdings, Inc.
Comapany6,NameRemark
February   2024       Holdings, Inc.
February
Page 2 6, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Hank Gracin